

VANSANITY

"Cloud" Med Spa: Suites & Equipment
(Rentable, scalable, on-demand)



VANSANITY is a platform to practice aesthetic medicine providing:

- Four Seasons quality, industry specific, co-working space
- Prime office location
- Capital equipment
- Cloud scheduling software
- Front desk reception and office management personnel



"Cloud" Med Spa market network partners



VANSANITY neighborhood of full stack services:

- Training and continuing education
- Liability and business insurance
- Medical directorship
- Practice management software
- Patient financing
- Skin care product fulfillment



Large and fast-growing overall market



DEMAND is large and growing quickly
- Global TAM: $12.5B; US TAM: $ 7B
- CAGR = 11.5%

SUPPLY of practitioners is growing
- Physicians outside traditional medical aesthetics and dentists wish to decrease their dependency on insurance reimbursed services
- Aesthetic nurse education is a boutique industry training thousands of nurses a year.



Global non-invasive medical aesthetic treatment systems market in 2014, 2016, and 2021 (in million U.S. dollars)

Market size in million U.S. dollars

17 500

15 000

13 992

12 500

10 000

8 437

7 500

6 932

5 000

2 500

0

2014   2016   2021*

Sources
Medical Insight; El.En.
© Statista 2019

Additional Information:
Worldwide; Medical Insight; as of January 2019

Excellent market characteristics for facilities sharing



PAYMENT is simple and easy
- No 3rd party payment; no billing or collection issues; no insurance problems

PATIENT/PRACTITIONER retention is very high
- High touch nature of relationship drives high loyalty

PRACTITIONERS drives LTV of consumer
- Besides retention, consumer variety and frequency of treatments largely influenced by practitioner recommendations

PRACTITIONER LOCATION stickiness is high
- Medical professionals remain in same location longer the average American stays in their single family home

Practitioner Unit Economics at VANSANITY



Treatment (Tx)	Est. %of Tx	Ts done/hour	Price/Tx	Wgtd. Avg.
Botox/filler	80%	2	$500	$800
Laser & other	20%	1	$1,000	$200
Botox/filler product costs			($225)	($360)
Net Revenue/Hour				**$640**
Room Costs/hr				($99)
Equipment Cost/hr				($30)
Net Profit/hr				**$511**

VANSANITY Monthly Unit Economics (Single ~4K sq ft location)

		Number	Hours of Operation/mo	Revenue/unit	Steady State Utilization	TOTALS/ Month
Reg Rooms		8	360	$99	40%	$114,048
Deluxe Rms		5	360	$129	40%	$92,880
Equipment		2	360	$149	40%	$42,912
REVENUES						$249,840
Fixed rent						$28,500
Personnel						$50,000
Marketing						$15,000
Other						$10,000
COSTS						$103,000
PROFITS						$144,840

*This projections in this slide cannot be guaranteed.

Financial Projections

(based on single ~4,000 sq ft location, 10 yr)



QTR	1	2	3	4	5	6	7	8	40
Utilization	0%	<1%	1.5%	3%	6%	16%	25%	40%	40%
Revenue (k)	$0	$8	$22	$44	$95	$189	$417	$710	$750
Rent Costs(k)	$87	$88	$90	$90	$93	$93	$93	$93	$96
Other Costs(k)	$50	$52	$55	$60	$63	$67	$185**	$185	$185
EBITDA(k)	**$137**	**$132**	**$123**	**$106**	**$61**	**$29**	**$155**	**$432**	**$469**

*Buildout, capital equipment, rent deposit and other startup costs totaling $900k not included
**Only 2 paid FTEs prior to EBITDA-positive
*** The projections in this slide cannot be guaranteed.

Customer Profiles



Persona	Needs	Priority
Existing RN or NP aesthetic provider	Feel properly valued and gain control of work schedule	Highest
RN or NP new to aesthetic medicine	Work flexibility and additional income	Very high
MD in non-aesthetic field	Add self-pay to minimize or replace 3rd party hassle	Large potential; future target
Plastic Surgery, Dermatology practitioner	Expand menu of services w/o capital expense	Smaller target; easy fit/sell
Adjacent aesthetic medicine providers	High quality space for expansion	Small market, approach us

Go To Market

- Key distribution partners (Evolus/Jeuveau, LexRx, AIM)
- Existing networks of contacts across team (MDs, Injectable reps, Device owners)
- Targeted and automated direct message/email campaigns (LinkedIn)
- Outbound Phone Sales
- Social media messaging and advertising
- Google My Business, SEO and SEM advertising













LinkedIn

Google

AIM

evolus
Jeuveau
The next generation neurotoxin, known as #newtox.

LEX RX
LIPS LINES LASHES

SCITON®
BECAUSE RESULTS MATTER
20 YEARS 1997 2017
CREATING RESULTS THAT MATTER

Lara, NP; moved her Boston aesthetics practice to Vansanity from an multi-location med spa



VANSANITY allowed me to widely expand my menu of services with new laser treatments. Prior to this, I only offered injectables to my clients. While this is invaluable, the laser is a powerful adjunct to the anti-aging process.

I love the location and the space. I really also appreciate all the support I get from the VANSANITY team!

All of my clients love the space, the decor, the cleanliness and feel of VANSANITY. They are very happy with my new Boston Location.



Alexa, RN injector; new to aesthetic medicine





VANSANITY is beautiful and professional

Benefits of my own MedSpa, no headaches of ownership

VANSANITY empowers me to focus on my clients

No commitment required, but packages keep it affordable when I am busier

Bridges the gap between working for a company and starting on your own

Gaining traction



Member contracts (EOQ)

Gaining traction



Room Bookings (excl. laser training)

Gaining traction



Revenue

Dollars ($)

Today's Competition is Other Choices
(Status Quo)



VANSANITY

Practitioner work choices; Hourly Wages

Hourly Equiv Wages

- $300
- $200
- $100
- $0

Rent Low End
Med Spa

Own Med spa

Employee

0% 25% 50% 75% 100%

Flexibility

Tomorrow's Competition is Coming...



- **Direct competitors have not emerged yet, but assume that they are RIGHT AROUND the corner**
  - Facilities sharing/renting has emerged and even thrived in similar corresponding health & beauty businesses (e.g. surgery centers, dialysis, MRI, hair salons)
- **We speculate that the relative nascency of the industry explains the current absence of competitors. 15 years ago….**
  - Neurotoxins (Botox)/fillers for cosmetics use was ~$800 million
  - Laser technology was almost non-existent beyond hair removal
  - CoolSculpting was not invented yet
- **Given the current critical mass and high CapEx, and the increased logic of "cloud" with COVID-19, we see facilities sharing as inevitable**

Right team



VANSANITY'S team experience includes

- Startup to IPO success
- Medical recruitment
- Shared office space management
- Medical device sales
- Plastic surgery practice success
- Med Spa ownership success
- Laser safety expertise



Full-time dedicated team



- **Iggy Fanlo. Founder, CEO.**
  - 30 year Wall Street and Silicon Valley veteran. President, WFO; CRO of Shopping.com IPO and sale to eBay (~$675 millon). LinkedIn profile
- **Danny DeMarco. Co-Founder, Sales and BD.**
  - Aesthetic Industry and Medical Device expert with 8+ yrs sales experience. LinkedIn profile
- **Ciro Moura. Site & Office Manager.**
  - Small business owner in high end residential cleaning. LinkedIn profile

Part-time, advisors & investors



- **Blake Moser, Co-Founder & Marketing Director**.
  - Founder Medicalrecruting.com, 12 year old, leading medical recruiting firm in Dallas, TX. LinkedIn profile
- **Dr. Michael Tantillo, Medical Director & Strategist**
  - Boston plastic surgeon, successful academic and private practice experience. Co-founder and owner of multi-location medical spa. LinkedIn profile
- **John Hoopman, Laser Safety Officer**
  - Assistant Professor of Surgery, Chief Laser Safety Officer University of Texas Southwestern Medical Center. LSO for American Society of Plastic Surgeons. LinkedIn profile
- **Rachel Charter, Partner & Business Development**
  - Skin care and product specialist. Northeast sales manager Skin Better Science. LinkedIn profile



Accomplishments:

- Small, focused team executing plan
- Scoped, designed, built and outfitted location in Kenmore Square
- Sales and marketing systems and people in place to acquire customers
- Clear understanding of single location unit economics
- Initial signs of Product Market Fit (customers are telling us that we are meeting a clear functional and emotional need in marketplace)

Use of funds:

- Scale marketing and sales to increase practitioner base at Boston location
- Add incremental capital equipment (CoolSculpting)
- Achieve unit profitability
- Geographic expansion. Large affluent metros with high medical aesthetics spend per capita

Financial Projections/Cash

(based on single ~4,000 sq ft location, 10 yr)



QTR	1	2	3	4	5	6	7	8	40
Utilization	0%	<1%	1.5%	3%	6%	16%	25%	40%	40%
Revenue (k)	$0	$8	$22	$44	$95	$189	$417	$710	$750
Rent Costs(k)	$87	$88	$90	$90	$93	$93	$93	$93	$96
Other Costs(k)	$50	$52	$55	$60	$63	$67	$185**	$185	$185
EBITDA(k)	**$137**	**$132**	**$123**	**$106**	**$61**	**$29**	**$155**	**$432**	**$469**
Cum EBITDA(k)*	$137	$269	$392	$498	$559	$530	$375	$57	**$15,008**
Cash (end qtr)	$270	$138	$15	$91	$152	$123	$32	$464	**$15,477**

*Buildout, capital equipment, rent deposit and other startup costs totaling ~$900K not included
**Only 2 paid FTEs prior to EBITDA-positive

Please note: Projections are not guaranteed.











Appendix





Global non-invasive medical aesthetic treatment systems market in 2014, 2016, and 2021 (in million U.S. dollars)

Market size in million U.S. dollars

2014: 6 932
2016: 8 437
2021*: 13 992

Sources
Medical Insight; El.En.
© Statista 2019

Additional Information:
Worldwide; Medical Insight; as of January 2019

High hourly income
Control work schedule
No long term commitments

Practitioners can have their cake and
eat it too:

- >$300/hour
- Complete flexibility



VANSANITY
PROFITABILITY CHART

LASER ROOM 1 HALO, 1 BBL
My cost: Room ($129), Laser ($149), 1 Halo Tip ($119) = **$397**
My Revenue: Halo ($1,500), BBL ($400) = **$1,900**
My hourly Income: $1,503 / hour

LASER ROOM 2 BBL
My cost: Room ($129), Laser ($149) = **$278**
My Revenue: BBL, BBL = **$800**
My hourly Income: $522 / hour

INJECTION ROOM, 2 BOTOX
My cost: Room ($99), 2 x Botox 30u ($300) = **$399**
My Revenue: 2 Botox Patient 30 Units = **$900**
My hourly Income: $501 / hour

INJECTION ROOM, 1 BOTOX 1 FILLER
My cost: Room ($99), Botox 30u ($150), Filler ($135) = **$384**
My Revenue: 1 Botox 30u ($450), 1 Filler ($500) = **$950**
My hourly Income: $566 / hour

COMBO TREATMENTS:

LASER RM 1 HALO, 1 BBL+BOTOX
My cost: Room ($129), Laser ($149), 1 Halo Tip ($119) Botox 30u ($150)= **$547**
My Revenue: Halo ($1,500), BBL ($400), ($450) = **$2,350**
My hourly Income: $1,803 / hour

LASER RM 3 (BBL+BOTOX)
My cost: Room ($129), Laser ($149), 3 Botox 30u ($450)= **$547**
My Revenue: 3 BBL ($400), 3 Botox ($450) = **$2,550**
My hourly Income: $2,003 / hour